Exhibit 4.10

CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT VIVOPOWER PLC CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL. OMISSIONS ARE DESIGNATED WITH [***]

Share Purchase Agreement

between

COWA

(as Seller)

and

CARET LLC

(as Buyer)

regarding all the shares in

CROMWELL AS

06 JANUARY 2026

1

Table of Contents

Pages

1	BACKGROUND		4
2	DEFINITIONS		4
3	THE TRANSACTION		6
	3.1	Sale and Purchase	6
	3.2	Purchase Price	6
	3.3	Deposits Reimbursement	7
	3.4	Share Warrant	7
	3.5	Covenants of the Seller	7
	3.6	Retention	7
4	CONDITIONS PRECEDENT TO CLOSING		8
5	CLOSING		8
	5.1	General	8
	5.2	The Seller’s Closing Obligations	8
	5.3	The Buyer’s Closing Obligations	8
	5.4	Obligations post Loan Repayment and Closing	9
6	OTHER AGREEMENTS		10
	6.1	Post-Closing Access	10
	6.2	Employees	10
	6.3	Lock-up	10
7	WARRANTIES OF THE SELLER		10
	7.1	Power and Authority	10
	7.2	No Conflict	10
	7.3	Organisation	11
	7.4	The Shares etc.	11
	7.5	Financial Statements	11
	7.6	Taxes	11
	7.7	Related Party Agreements	11
	7.8	Employees	11
	7.9	Compliance with law	11
	7.10	IT and Software and Intellectual Property	11
	7.11	Assets incl. Contracts	12
	7.12	Litigation	12
	7.13	Insurance	12
	7.14	Disclosed Information	12
	7.15	No Other Warranties	12
8	WARRANTIES OF THE BUYER		12
	8.1	Organisation	12
	8.2	Power and Authority	12
	8.3	No Conflict	13
	8.4	Consents and Approvals	13
	8.5	Financing	13
	8.6	No Knowledge of Breach	13
9	INDEMNITIES		13
	9.1	Seller’s Indemnities	13
	9.2	Buyer’s Indemnities	13

2

10	TERMINATION		14
	10.2	Rights on Termination	14
11	CONFIDENTIALITY		14
12	MISCELLANEOUS		14
	12.1	Assignment	14
	12.2	No Right of Rescission, Termination or Reversal after Closing	14
	12.3	Sole Remedies	14
	12.4	Costs and Expenses	15
	12.5	Public Announcement	15
	12.6	Notices	15
	12.7	Counterparts	15
	12.8	Severability	15
	12.9	Entire Agreement	15
	12.10	Governing Law	15
	12.11	Dispute Resolution	15
13	NON-COMPETE AND NON-SOLICITATION AND RIGHT OF FIRST REFUSAL		15
	13.1	Non-Compete	15
	13.2	Non-Solicitation	16
	13.3	Reasonableness	16
	13.4	Severability	16
	13.5	Right of First Refusal	16
SCHEDULE 1			17
SCHEDULE 2			18
SCHEDULE 3			19
SCHEDULE 4			20
SCHEDULE 5			21
SCHEDULE 6			22

3

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is entered into on 06 January 2026 by and between:

1	COWA, a company organized and existing under the laws of Cayman Islands, having its registered office at [***] (the “Seller”); and

2	CARET LLC, a company organized and existing under the laws of state of Delaware, having its registered office at [***] (the “Buyer”).

The Seller and the Buyer are in the following jointly referred to as the “Parties” and a “Party” is any one of them.

1	BACKGROUND

(i)	The Seller is the sole owner of 100% of shares (the “Shares”) in Cromwell AS, a Norwegian private limited company with business registration number [***] and registered address [***] (the “Company”).

(ii)	The Company is engaged in the business of operating a data center, data processing, data storage and activities related to this.

(iii)	By entering into this Agreement, the Seller has agreed to sell the Shares to the Buyer, and the Buyer has agreed to purchase the Shares from the Seller, on the terms and subject to the conditions set forth herein.

2	DEFINITIONS

When used in this Agreement, the following terms shall have the following meanings:

a)	Accounting Principles means the Norwegian Generally Accepted Accounting Principles (NGAAP), as applied in the Financial Statements on a consistent basis;

b)	Affiliate means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, Controls or is controlled by, or is under common Control with such person. For the purposes of this definition “Control” shall mean the possession directly or indirectly of the power to direct or cause the direction of the management and policies of any such entity whether through the ownership of voting securities, by contract or otherwise. The term “Person” includes any individual, company, unincorporated association or body of persons (including a partnership joint venture or consortium), government, state, agency, international organization or other entity;

c)	Agreement means this agreement, including the appendices attached hereto;

d)	Asset Pledge Agreement means a security agreement between Nordland AS as chargor with the Seller as chargee, pursuant to which Nordland AS pledge, on first priority, their operating assets (No. driftstilbehør), inventory (No. varelager), trade receivables (No. kundefordringer), and bank account claims, as security for the Deferred Payment and delivery and issuance of the Common Shares, substantially in the form as provided in SCHEDULE 6 hereto;

e)	Business Day means any day on which banks are open for business in Norway and the US;

f)	Buyer has the meaning ascribed to such term in the introductory part of this Agreement;

g)	Cash Payment has the meaning ascribed to such term in Clause 3.2;

h)	Claim has the meaning ascribed to such term in Clause 9.1;

i)	Closing means the completion of the sale and purchase of the Shares by the performance by the Parties of their respective obligations under Clause 5;

j)	Closing Date has the meaning ascribed to such term in Clause 5.1a);

k)	Common Shares means the common shares issuable as part of the Purchase Price according to Clause 3.2 and SCHEDULE 1.

l)	Company has the meaning ascribed to such term in Clause 1(i);

m)	Company Share Pledge Agreement means a share pledge agreement between the Buyer as pledgor with the Seller as pledgee, pursuant to which the Buyer pledges, on first priority, 100% of the Shares to the Seller as security for the Deferred Payment and delivery and issuance of the Common Shares, substantially in the form as attached in SCHEDULE 4 hereto;

n)	Confidential Information has the meaning ascribed to such term in Clause 11 (Confidentiality);

4

o)	Deposits has the meaning ascribed to such term in Clause 3.3;

p)	Disclosed Information means information disclosed to the Buyer or its advisers by the Seller or its advisers prior to the date of this Agreement within the framework of the due diligence conducted by the Buyer with sufficient detail enabling an experienced buyer to reasonably be aware of the specific fact, matter or other information disclosed;

q)	Encumbrances means any mortgage, charge, pledge, lien, option or other encumbrance or restriction on the use of any asset;

r)	Financial Statements means the audited financial statements of the Company for the financial period ended 31 December 2024 and management accounts ended 30 October 2025;

s)	Governmental Body means any government or governmental authority of any nature, any multinational organisation or body, or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature;

t)	Long Stop Date means the date falling 3 months after the date of this Agreement;

u)	Loss means all direct damages, losses, liabilities, and expenses, including but not limited to legal and court fees, as well as any direct costs, damages, charges, or expenses;

v)	Minimum Working Capital has the meaning ascribed to such term in Clause 3.5;

w)	Nordland AS means Nordland Data AS, a Norwegian private limited company with business registration number [***] and registered address [***], a wholly owned subsidiary of the Company;

x)	Nordland AS Share Pledge Agreement means a share pledge agreement between the Company as pledgor with the Seller as pledgee, pursuant to which the Company pledges, on first priority, 100% of the Nordland AS shares to the Seller as security for the Deferred Payment and delivery and issuance of the Common Shares, in the form as attached in SCHEDULE 5 hereto;

y)	Organisational Documents means the articles of association, the certificate of incorporation or any similar constitutional documents of a company;

z)	Outstanding Debt has the meaning ascribed to such term in Clause 3.5;

aa)	Outstanding Liabilities has the meaning ascribed to such term in Clause 3.5;

bb)	Parties means the Seller and the Buyer taken together, and Party means any one of them;

cc)	Person means any natural or legal person of any kind, including without limitation any company, public entity, joint venture, partnership and co-ownership;

dd)	Principal Amount has the meaning ascribed to such term in Clause 3.2;

ee)	Purchase Price has the meaning ascribed to such term in Clause 3.2;

ff)	Seller has the meaning ascribed to such term in the introductory part of this Agreement;

gg)	Seller Group means the Seller and its Affiliates, excluding the Company;

hh)	Seller’s Bank Account means the bank account in the name of the Seller or a designated senior lender to be provided by email to Buyer;

ii)	Seller’s Knowledge means the actual knowledge, after due inquiry, of the directors and officers of the Company, without any obligation to undertake further investigation or verification beyond such inquiry;

jj)	Shares means all outstanding shares of the Company;

kk)	Share Warrant has the meaning ascribed to such term in Clause 3.4;

ll)	Shortfall Amount has the meaning ascribed to such term in Clause 3.3;

mm)	Surplus Amount has the meaning ascribed to such term in Clause 3.3;

nn)	USD means United States dollars;

oo)	Tax means any taxes, charges, fees and duties, including without limitation income taxes, corporate taxes, capital gains taxes, payroll taxes, value added tax, labour market and other social contribution taxes and/or duties, withholding taxes, real estate taxes and any other taxes and duties payable by the Company or for which the Company will be held liable;

5

pp)	Material Adverse Change means any event, change, or effect that is materially adverse to the business, assets, financial condition, or results of operations of the Company.

qq)	Disclosure Letter means the letter attached at SCHEDULE 3 setting out all exceptions to the Seller’s warranties.

3	THE TRANSACTION

3.1	Sale and Purchase

Upon the terms and subject to the conditions set forth herein, the Seller agrees to sell, and the Buyer agrees to purchase, the Shares on the Closing Date free of all Encumbrances.

3.2	Purchase Price

In consideration for the Shares, subject to the Clauses 3.3, 3.5 and 3.6, the Buyer shall pay the purchase price in the aggregate amount of USD 41,000,000 (forty-one million US dollars) (the “Purchase Price”) to the Seller in accordance with the terms of this Clause 3.2.

The Purchase Price is divided into the “Cash Payment” (USD 30,750,000) and the “Common Shares “ (USD 10,250,000).

The Cash Payment shall be paid in the following manner:

a)	On 6 January 2026, the Buyer shall pay USD 1,108,126 (one million one hundred eight thousand and one hundred twenty-six US dollars) to [***] (as a senior lender) to the bank account to be provided by the Seller in writing (the “Loan Repayment”);
b)	On 19 January 2026, the Buyer shall pay USD 10,000,000 (ten million US dollars) to Seller’s Bank Account;
c)	On Closing, the Buyer shall pay USD 9,830,711 (nine million eight hundred and thirty thousand seven hundred and eleven US dollars) (the “Cash Payment”) to the Seller’s Bank Account according to the adjustments provided in SCHEDULE 2;
d)	Within 6 (six) months following the Closing Date, the Buyer shall pay USD 5,000,000 to the Sellers’ Bank Account; and
e)	Within 12 (twelve) months following the Closing Date, the Buyer shall pay USD 5,250,000 to the Sellers’ Bank Account subject to any retentions of the Retention Amount as set out in Clause 3.6.

(the payments referred to in paragraphs “b” and “c” shall, together, be referred to as the “Deferred Payment”).

The Deferred Payment and delivery and issuance of the Common Shares shall be secured by the Asset Pledge Agreement, the Company Share Pledge Agreement and the Nordland AS Share Pledge Agreement (collectively “Pledge Agreements”).

Until the Deferred Payment has been irrevocably paid in full and the Common Shares have been issued and delivered to the Seller, the Buyer shall ensure that: (a) none of the Shares and/or Nordland AS shares are sold and that they remain fully paid and free from any other encumbrances than as provided under the Company Share Pledge Agreement and the Nordland AS Share Pledge Agreement; (b) Nordland AS does not sell, or create any security interest over, its material assets, including any assets to be covered by the Asset Pledge Agreement, except for those provided in the Asset Pledge Agreement; and (c) Nordland AS conducts its business in the ordinary course and does not dispose of material assets outside the ordinary course without the Sellers’ prior written consent.

The Buyer shall promptly notify the Sellers of any event or circumstance that may materially affect the value of the security hereunder.

Within 90 days following the Closing Date, the Buyer shall issue and deliver Common Shares to the Seller in the principal amount of USD 10,250,000 (ten million two hundred and fifty thousand US dollars) (the “Principal Amount”) on the terms set forth in SCHEDULE 1 of this Agreement.

The Purchase Price is exclusive of any and all Taxes, duties, levies, or other governmental charges arising in connection with the purchase of the Shares, including, without limitation, any value-added, transfer, stamp, or similar taxes. Each Party shall bear its own costs and expenses (including but not limited to taxes, transfer or stamp duties or charges) incurred in connection with the negotiation, preparation, execution, and performance of this Agreement and the transactions contemplated hereby.

6

3.3	Deposits Reimbursement

Deposits Reimbursement. The Buyer acknowledges and agrees that the Seller has placed deposits with the power suppliers and/or providers of hedge instruments under various power supply contracts, customer contracts, financing and power hedge instruments set out in SCHEDULE 2, in the amounts provided therein (the “Deposits”). On Closing, the Buyer shall reimburse the Deposits in full to the Seller by transferring such amount to the Seller’s Bank Account (subject to the adjustments below).

Adjustment. At Closing, the Deposits shall be compared against the amount of Minimum Working Capital (As defined below) maintained by the Company as at Closing. Deposits shall be set off against Minimum Working Capital as follows: (i) If the Deposits exceed the Minimum Working Capital, the difference in excess (the “Surplus Amount”) shall be added to the Cash Payment and the Buyer shall pay such Surplus Amount to the Seller’s Bank Account on Closing; and (ii) If the Deposits is less than the Actual Working Capital, the respective difference (the “Shortfall Amount”) shall be deducted from the Cash Payment, and the Cash Payment shall be reduced accordingly.

3.4	Share Warrant

Within 3 months following the Closing Date the Buyer shall issue and deliver a share warrant to the Seller in respect of shares of VivoPower International PLC (or its successor) on the terms set forth in SCHEDULE 1 of this Agreement (the “Share Warrant”).

3.5	Covenants of the Seller

The Seller covenants that, except as otherwise agreed in writing by the Parties:

a)	All outstanding debt of the Company at Closing, including, without limitation, any related party loans and shareholder loans (the “Outstanding Debt”), shall be repaid in full prior to Closing. To the extent the Parties agree in writing, any Outstanding Debt may, instead of repayment, be deducted from the Purchase Price;

b)	Any other liabilities of the Company outstanding at Closing, including, without limitation, accrued excess annual leave and long service leave deferred revenue, income tax liabilities, or other statutory or contractual obligations (the “Other Liabilities”), shall be settled in full prior to or on Closing. To the extent the Parties agree in writing, any Other Liabilities may, instead of repayment, be deducted from the Purchase Price; and

c)	It will procure that the Company maintains minimum working capital capped at one (1) month (the “Minimum Working Capital”). For avoidance of any doubt the Purchase Price has been determined on the basis that the Shares will be acquired with the Company maintaining the Minimum Working Capital requirement, but otherwise on a debt-free and cash-free basis.

It will assist in the handover of all administrative, financial, and operational functions during the transitional period of three (3) months following the Closing Date.

Between the date of this Agreement and Closing or termination of this Agreement, the Seller shall ensure that the Company operates in the ordinary course of business and shall not, without the prior written consent of the Buyer:

a)	Dispose of any material assets;

b)	Incur new indebtedness;

c)	Enter into or amend any material contracts;

d)	Change employee terms or compensation;

e)	Take any action outside the ordinary course of business.

3.6	Retention

In order to guarantee the payment of indemnities under Clause 9.1, in the event there is an event which results in Seller’s obligation to pay indemnities as per Clause 9.1 below, the Buyer shall have the right, as a full or partial satisfaction (as applicable) of its claims, to retain USD 2,000,000 of the Deferred Payment (the “Retention Amount”). The right of retention provided hereunder shall be valid for 12 (twelve) months following Closing and shall apply to the indemnities which became payable within such 12-month period.

7

4	CONDITIONS PRECEDENT TO CLOSING

The Closing shall be conditional upon the satisfaction of the following conditions (the “Conditions”):

a)	Execution and delivery of this Agreement;

b)	Payment or set off by the Seller the Outstanding Debt and Outstanding Liabilities;

c)	Execution and delivery of the Company Share Pledge Agreement in accordance with Clause 3.2;

d)	Payment or set off by the Buyer the Deposits in accordance with Clause 3.3;

e)	The Seller’s warranties shall be true and accurate in all material respects as of Closing; and

f)	No Material Adverse Change shall have occurred prior to Closing.

The Seller and the Buyer shall use their best endeavours to procure that the Conditions set out in Clause 4 are satisfied or waived on or before the Closing Date.

5	CLOSING

5.1	General

a)	Closing shall, subject to satisfaction or waiver of the conditions in Clause 4 above, start electronically at 08:00 hours (CET) on 26 January 2026, unless otherwise agreed in writing between the Parties (the “Closing Date”).

b)	All measures taken in connection with the Closing, as described in Clause c), and Clause 5.3 shall be considered to have occurred simultaneously as part of a single transaction and no delivery will be considered to have been made until all such measures have been completed.

c)	In the event that the Closing does not occur on the Closing Date due to reasons attributable to the Buyer, this Agreement shall terminate with immediate effect and shall have no further force or effect. For the avoidance of doubt, upon termination of this Agreement for the reasons set out in this Clause 5.1, the Loan Repayment Amount (USD 1,108,126) shall be deemed liquidated damages and shall be retained by the Seller. Such retention shall constitute the Buyer’s sole liability in connection with such termination. The Seller shall have no liability whatsoever arising out of or in connection with such termination.

5.2	The Seller’s Closing Obligations

At Closing, the Seller shall:

a)	deliver ro the Buyer duly executed documents necessary for release of any existing Encumbrance over the Company Shares, Nordland AS shares or assets of the Company and/or Nordland AS;

b)	deliver to the Buyer valid instrument of transfer in respect of the Shares, duly executed by the Seller in favour of the Buyer accompanied by the relevant certificate of the Shares issued in the name of the Buyer;

c)	deliver to the Buyer an updated shareholder register of the Company reflecting the Buyer as the new owner of the Shares, free of any Encumbrances (save for the share pledge in favour of the Seller and/or any share pledge to be released post-Closing in accordance with Clause 5.4);

d)	deliver to the Buyer a copy of a board resolution of the Company in agreed form approving the Buyer’s acquisition of the Shares;

e)	deliver to the Buyer a shareholder confirmation issues by the Company in accordance with section 4- 10 of the Norwegian Private Limited Liability Companies Act with respect to the Buyer’s ownership of the Shares in agreed form;

f)	(if applicable) such waivers, consents or other documents as may be required to give good title to the Shares to the Buyer and to enable the Buyer to be registered as the holder of the Shares; and

g)	deliver all other documents, instruments or evidences of satisfaction of conditions precedent pursuant to Clause 4 required to be delivered by the Seller, in form and substance reasonably satisfactory to the Buyer.

5.3	The Buyer’s Closing Obligations

At Closing, the Buyer shall:

a)	pay Cash Payment (less the Loan Repayment) amount and Deposit amount to the Seller by wire transfer of immediately available funds to the Seller’s Bank Account;

b)	deliver to the Company a notice of acquisition of the Shares in accordance with section 4-12 of the Norwegian Private Limited Liability Companies Act in agreed form;

8

c)	upon having become the registered owner of the Shares, procure that an extraordinary general meeting is held in each of the Company and Nordland AS in agreed form to (i) elect a new board of directors of each of the Company and Nordland AS replacing all representatives of the Buyer.

d)	deliver to the Seller the duly executed Company Share Pledge Agreement;

e)	deliver to the Seller a duly executed notice and acknowledgement of pledge, the shareholder register of the Company, and any other document required to be delivered pursuant to the Company Share Pledge Agreement;

f)	deliver to the Seller a copy of the constitutional documents of the Buyer; and

g)	deliver to the Seller a copy of a resolution of the board of directors of the Buyer (i) approving the terms of, and the transactions contemplated by, the Company Share Pledge Agreement and resolving that it executes, delivers and performs the Company Share Pledge Agreement, (ii) authorising a specified person or persons to execute the Company Share Pledge Agreement and related documents on its behalf, including to sign and/or despatch relevant notices.

h)	deliver each of the documents, instruments or evidences of satisfaction of conditions precedent pursuant to Clause 4 required to be delivered by the Buyer, in form and substance reasonably satisfactory to the Seller.

5.4	Obligations post Loan Repayment and Closing

If any of the payments made by the Company at Closing to the Seller or a company in the Seller’s Group after Closing is reversed by the Company’s bank or any others (whether by repayment, crediting of accounts, offsetting or by any other means) and such funds are returned to the Company or is returned within the control of the Company, the Buyer shall immediately ensure that such payments in full (i.e. the same amount as originally paid) are made to the relevant creditor that received the payments in the first place, i.e. the Seller or a company in the Seller’s Group. The Parties shall comply with their respective post-closing obligations set out in Clause 3.2.

The Seller shall procure that any Encumbrances over the Company Shares, the Nordland AS shares and the assets of the Company and Nordland AS are deregistered as soon as practicably possible and, in any event, within 14 Business Days from the date of making the Loan Repayment. The deadline provided in the preceding sentence can be extended by the Seller by an additional 14 Business Days if any delay of the release and/or deregistration is caused by any relevant registry or third party.

The Buyer shall use its best efforts to procure that Company Share Pledge Agreement is registered as soon as practicably possible and, in any event, within 14 Business Days from the date of making the Loan Repayment. The deadline provided in the preceding sentence can be extended by the Buyer by an additional 14 Business Days if any delay of the release and/or deregistration is caused by any relevant registry or third party.

Withing 45 days from the Closing Date, the Buyer shall deliver to the Seller:

a)	a duly executed Nordland AS Share Pledge Agreement;

b)	a duly executed Asset Pledge Agreement;

c)	duly executed notices and acknowledgements, charge registration forms, the shareholder register of Nordland AS, and any other document required to be delivered pursuant to the Asset Pledge Agreement and the Nordland Share Pledge Agreement;

d)	a copy of the constitutional documents of Norland AS;

e)	a copy of resolutions of the board of directors of Norland AS (i) approving the terms of, and the transactions contemplated by, the Asset Pledge Agreement and Nordland AS Share Pledge Agreement, and resolving that it executes, delivers and performs, the Asset Pledge Agreement and the Nordland AS Share Pledge Agreement, (ii) authorising a specified person or persons to execute the Asset Pledge Agreement and the Nordland AS Share Pledge Agreement, and related documents on its behalf, including to sign and/or despatch relevant notices; and

f)	evidence that the procedures set out in section 8-10 of the Norwegian Companies Act have been complied with in respect of the security to be provided by Nordland Data AS, including, for the avoidance of doubt, that the relevant documentation has been registered with the Companies Register prior to the security being provided.

9

6	OTHER AGREEMENTS

6.1	Post-Closing Access

The Buyer shall procure that the Company after the Closing Date shall grant the Seller Group and its representatives the right to inspect all books and business records of the Company and Nordland AS relating to the period until the Closing Date, to the extent that such inspection is requested for tax reasons, regulatory reasons, for reasons of defence against claims or for other legitimate reasons.

6.2	Employees

It is expected that all employees of the Company or subsidiaries immediately prior to Completion shall continue in their respective employment in the Company following the Completion Date, on terms no less favourable than those in effect immediately prior to Completion, unless otherwise agreed in writing by the Parties or required by applicable law.

In the event any of the key employees resigns unilaterally (other than employer’s material breach or termination of the employment) within 6 months from the Closing Date, the Seller shall support the Company in finding the replacement, namely support in identifying the candidates, negotiate the terms, agreeing job description and attending interviews.

6.3	Lock-up

The Seller irrevocably undertakes that they shall not, and shall procure that its Affiliates do not, Dispose of any Common Shares and Share Warrants (the “Restricted Shares”) until the Release Date. For the purposes of this Clause, “Dispose” shall include any sale, assignment, pledge, or the entry into any derivative arrangement intended to hedge the economic risk of ownership. For the purposes of this Clause, “Release Date” shall mean twelve (12) months after the Closing Date.

Notwithstanding the above, the Seller may Dispose Restricted Shares during until the Release Date Lock-Up Period: (a) to any Affiliate of the Seller, provided that (i) such transferee executes and delivers to the Buyer a written agreement, in form reasonably acceptable to the Buyer, agreeing to be bound by this Clause as if it were the Seller for the remainder of the period until the Release Date, and (ii) no such Disposal shall involve a disposition for value in a public market transaction; (b) by operation of law, including pursuant to a court order, provided that the Seller gives the Buyer prompt written notice (to the extent legally permissible) and, if requested by the Buyer, reasonably cooperates to seek confidential treatment and/or to minimize market impact; or (c) with the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

The Seller acknowledges and agrees that the Buyer and/or VivoPower International PLC (or its successor) and its transfer agent are authorized to (a) place stop-transfer instructions with respect to the Restricted Shares effective until the Release Date, and (b) cause any certificates (if certificated) or book-entry notations (if uncertificated) representing the Restricted Shares to bear a legend (or equivalent notation) substantially to the following effect:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO A LOCK-UP RESTRICTION UNTIL [●], 20[●], PURSUANT TO A SHARE PURCHASE AGREEMENT, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE THEREWITH AND APPLICABLE SECURITIES LAWS”

7	WARRANTIES OF THE SELLER

Subject to the Disclosure Letter and securities created under this Agreement the Seller hereby warrants to the Buyer as of the date of this Agreement as follows, and shall without further action be deemed to have repeated the warranties as of the Closing Date:

7.1	Power and Authority

The Seller has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations as set forth herein. This Agreement has been duly authorised, executed and delivered by the Seller and, assuming the due authorisation, execution and delivery by the Buyer, constitutes legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with its terms.

7.2	No Conflict

Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby conflict with or violate (i) any provision of the Organisational Documents of the Seller, or (ii) any order or judgment of any court or Governmental Body by which the Seller is bound.

10

7.3	Organisation

The Company:

a)	is duly organised and validly existing under the laws of Norway; and

b)	has all requisite power and authority to own its assets and to conduct its business in the manner in which it is presently being conducted.

7.4	The Shares etc.

a)	The Seller holds full title to and ownership of the Shares. There are no outstanding shares, warrants, options, convertible loans or similar in the Company other than the Shares.

b)	The Shares will be free from Encumbrances when the Shares are transferred to the Buyer at Closing (save for the share pledge in favour of the Seller).

7.5	Financial Statements

The Financial Statements have been prepared in accordance with the Accounting Principles and give in all material respects, a true and fair presentation of the financial condition, assets and liabilities, results of operations and cash flows of the Company, as at and for the period of the respective Financial Statement. No Material Adverse Change has happened since the last Financial Statement.

7.6	Taxes

a)	the Company has filed or caused to be filed, on a timely basis, all tax returns and other similar returns and reports required to be filed and such filings are true, correct and complete.

b)	Except as disclosed in the Disclosure Letter, the Company has paid all Taxes due.

c)	All Taxes that the Company is or was required to withhold or collect have been duly withheld or collected and, to the extend required, have been paid to the relevant Governmental Body.

d)	There are no pending disputes with, or, to the Seller’s Knowledge, investigations or audits by, any tax authority with respect to the Company.

7.7	Related Party Agreements

The Company is not party to any agreement with any company in the Seller Group which is not on arm’s length terms.

7.8	Employees

The Disclosed Information contains correct and complete information on the Company’s employees with details regarding salary, bonus arrangements and pension and other benefits. Other than as stated in the Disclosure Letter, neither the Seller nor the Company have made any commitment or agreement to increase the compensation of any employee. As of the date of this Agreement, none of the employees have given their resignation, or to the Seller’s Knowledge, stated that they intend to resign from the Company.

7.9	Compliance with law

The Company is and has for the past three years in all material respects been in compliance with all laws applicable to the operation of the Company, hereunder but not limited to environmental laws, data centre regulatins and obligations under data protection laws/GDPR. The Company has made all registrations required by law. Further, the Company does not require any permits, licenses or approvals to conduct its current and planned business.

In the last twenty-four (24) months, the Company has not received any notice of claim, claim, action or proceeding alleging any liability or responsibility for pollution, contamination or remediation costs.

7.10	IT and Software and Intellectual Property

There are no material defects related to the software and hardware used by the Company. The Company owns or licenses all intellectual property it requires and is not infringing the intellectual property rights of any third party.

11

7.11	Assets incl. Contracts

The Company has valid and exclusive title or have a sufficient right or valid license to use all tangible assets that are necessary to conduct its business as presently conducted.

No assets owned by the Company, are subject to any Encumbrances.

All material assets used by the Company have been maintained in accordance with industry practise and are in a good working condition except for normal wear and tear.

All material contracts including but not limited to lease agreements, customer agreement, grid connectivity agreement and power supply agreement are in full force and effect. the Company is not in breach of any contract and there are no outstanding allegations of breach of any contract. No material contract contains a right to terminate for change of control of the Company. Where a contract is required for any current activity of the Company, the Company has a valid, sufficient and binding agreement for such activity.

All lease payments and other payments due under the lease have been timely paid. The use of the leased Properties (including installation and use of equipment and power) is in compliance with laws, regulations and requirements applicable to use thereof There are no outstanding claims against the Company relating to breach or default under the lease agreements for the Properties and there are no notices, facts or circumstances which could result in such claim. There is no outstanding maintenance backlog periodic or acute, damage repair, or need for replacement which fall under the Company’s responsibility as per the lease agreements nor under the grid connectivity agreement.

7.12	Litigation

There is no claim, action, suit or proceeding pending or, to the Seller’s Knowledge, threatened by or against the Company before any court, arbitrator, or any administrative or Governmental Body.

7.13	Insurance

The Company maintains all required insurance policies including for fire, theft, loss, disruption, product and general liability and other forms of insurance with reputable insurers which (i) are required by law and (ii) would be reasonably be judged to be sound and required for its business, covering real estate and assets to their full value and against such losses and risks as are generally covered for comparable businesses and properties.

There are no claims outstanding under any of the insurance policies, and to the Seller`s Knowledge, no facts or circumstances exist that are likely to give rise to a claim under any such insurance policies.

The Insurance policies do not contain any provisions regarding change of control or ownership of the insured.

The Company is in compliance with all terms and conditions contained in the insurance policies and nothing has been done or omitted to be done by the Company which would make any policy or insurance void or voidable or that would result in a material reduction of the coverage (Norwegian: “avkortning”) or cancellation thereof.

7.14	Disclosed Information

The Disclosed Information contains all Company specific information which i) is of material importance for the overall evaluation of the Company’s business and the Shares; and ii) which a diligent seller would normally have knowledge of. At the date of this Agreement, the Disclosed Information is in all material respects true and correct.

7.15	No Other Warranties

Except for the Seller Warranties set forth above in this Clause 7, the Seller does not make any express or implied representation or warranty in respect of the sale and purchase of the Shares pursuant to this Agreement or any aspect of the Company and its business and, in particular, no representation or warranty is made regarding budgets, estimates, projections, future prospects or other forward looking information or statements regarding the Company. The Buyer hereby acknowledges that it is not relying on any representations or warranties other than the Seller Warranties.

8	WARRANTIES OF THE BUYER

The Buyer hereby warrants to the Seller as follows as of the date of this Agreement and as of the Closing Date:

8.1	Organisation

The Buyer is a company duly organised and validly existing under the laws of State of Delaware and has all requisite power and authority to own its assets and to conduct its business in the manner in which it is presently being conducted.

8.2	Power and Authority

The Buyer has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorised, executed and delivered by the Buyer and, assuming the due authorisation, execution and delivery by the Seller, constitutes the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with its terms.

12

8.3	No Conflict

Neither the entering into of this Agreement nor the consummation or performance of the transactions contemplated hereby will result in a violation of (i) any provisions of the Organisational Documents of the Buyer, (ii) any law or (iii) any order or judgment of any court or Governmental Body by which the Buyer is bound.

8.4	Consents and Approvals

No filing or registration with, no notice to and no permit, authorisation, consent or approval from, any Governmental Body is necessary for the execution and delivery by the Buyer of this Agreement and the consummation and performance of the transactions contemplated by this Agreement.

8.5	Financing

The Buyer has sufficient funds available to satisfy the obligations to (i) pay the Purchase Price; and (ii) pay all costs and expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement.

8.6	No Knowledge of Breach

The Buyer has completed a financial, legal, commercial and operational due diligence review of the Company and has no further requests for information or documentation. The Buyer is not aware of any fact, circumstance or matter which may give rise to any claim against the Seller under this Agreement with the exception of the indemnities set out in Clause 9.

9	INDEMNITIES

9.1	Seller’s Indemnities

Seller shall indemnify and hold harmless the Buyer from and against any and all Losses which the Buyer may suffer directly as a result of:

a)	any breach of the Sellers’ representations and warranties set out in Clause 7.6 of this Agreement; and

b)	any claim by a third party relating to ownership of the Shares sold, arising out of events occurring before the Closing Date;

If any claim, demand, action, suit, investigation, audit, or proceeding (each, a “Claim”) is made or brought against the Buyer in respect of which indemnification may be sought from the Seller under this Clause 9.1, the Seller shall have the right, at its sole cost and expense, to assume and control the defense, settlement, negotiation, or compromise of such Claim. The Buyer shall: (i) provide the Seller with all reasonable cooperation, access to information, and assistance in connection with the defense of such Claim; and (ii) refrain from taking any action, including settling, compromising, or admitting liability in respect of such Claim, without the prior written consent of the Seller.

The total aggregate liability of the Seller for breach of warranties whether for all Claims, demands, Losses, damages, costs, or expenses of any kind arising out of or in connection with the matters contemplated herein, shall in no event exceed the Cash Payment amount (“Liability Cap”) with the exception of the warranties set out in clauses 7.1 to 7.6 and for any fraud or wilful misconduct where the Liability Cap shall not apply.

Notwithstanding anything contrary herein, Seller shall not be liable whether in contract or tort or otherwise for any breach of the representations and warranties contained in Clause 7.6(b) and 7.6(d) if such breach was caused by an act or omission of the Buyer before or after Closing.

9.2	Buyer’s Indemnities

Buyer shall indemnify and hold harmless the Seller from and against any and all Losses which the Seller may suffer directly as a result of:

a)	any breach of the Buyer’s representations, warranties, or covenants under this Agreement; and

b)	any liabilities or obligations of the Company arising after the Closing Date that do not relate to a pre-closing matter or breach by the Sellers.

The total aggregate liability of the Buyer under this Clause 9.2 whether for all Claims, demands, Losses, damages, costs, or expenses of any kind arising out of or in connection with the matters contemplated herein, shall in no event exceed the Cash Payment amount, except in cases of the Buyer’s fraud or wilful misconduct. For the avoidance of doubt, neither Party shall be liable for any indirect, incidental, special, consequential, or punitive damages, or any loss of profits, revenue, data, or use, arising out of or in connection with this Agreement.

13

10	TERMINATION

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing Date:

a)	by mutual written consent of the Parties;

b)	by either Party, if Closing has not occurred (other than through the fault of the Party seeking to terminate this Agreement) within the Long Stop Date or such later date as the Parties may agree upon in writing; and

c)	by either Party in the event of a material breach of this Agreement by the other Party.

d)	by the Buyer if there is a Material Adverse Change prior to Closing.

10.2	Rights on Termination

If this Agreement is terminated pursuant to Clause 10, all further obligations of the Parties pursuant to this Agreement shall terminate without further liability of a Party to the other, provided, however, that

a)	the obligations of the Parties contained in Clause 11 (Confidentiality), Clause 12.4 (Costs and Expenses), Clause 12.6 (Notices), Clause 12.10 (Governing Law) and Clause 12.11 (Dispute Resolution) shall survive such termination; and

b)	if this Agreement is terminated by a Party because of the other Party’s material breach of the Agreement, or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies shall survive such termination unimpaired.

11	CONFIDENTIALITY

a)	Except as set forth in Clause 12.5 (Public Announcement), each Party agrees that the content of this Agreement as well as any and all other information being delivered or disclosed (whether orally or in writing) by the other Party in connection herewith (“Confidential Information”) shall be deemed confidential, unless specifically designated by the Party disclosing such information at the time of disclosure to be non-confidential.

b)	A Party receiving Confidential Information shall treat, and shall also cause its officers, directors, employees, advisers and auditors to treat, such Confidential Information as strictly confidential and shall not divulge or disclose (directly or indirectly) such Confidential Information to any other Person or entity (other than to its officers, directors, employees, advisers, providers of finance and auditors who reasonably require access to such Confidential Information), except when (i) such disclosure is required by law, listing rules or by any order of any administrative or judicial authority which is final and subject to no appeal; (ii) such information has become public through no fault of the receiving Party; or (iii) such information has been obtained separately by the receiving Party from a third party that is not bound by any confidentiality obligation regarding such information.

c)	None of the restrictions provided above with respect to Confidential Information shall deprive the right of the Buyer to disclose Confidential Information relating to the Company following the Closing Date.

12	MISCELLANEOUS

12.1	Assignment

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.2	No Right of Rescission, Termination or Reversal after Closing

The Parties may not after the Closing Date rescind, terminate or otherwise require the reversal of any transactions contemplated by this Agreement.

12.3	Sole Remedies

The remedies provided for in this Agreement shall be the sole and exclusive remedies of the Buyer, and shall exclude any other claim for damages, reduction of the consideration, termination of contract or other remedies against the Seller that would otherwise be available by law.

14

12.4	Costs and Expenses

The Parties shall cover their respective costs and expenses in connection with this Agreement and the completion of the transactions contemplated hereby, including professional fees and costs of legal and financial advisers, accountants and other advisers.

12.5	Public Announcement

The initial press release(s) disclosing this Agreement and the transactions contemplated hereby shall require the written approval of both the Buyer and the Seller. The Parties will, to the extent practicable, consult with each other regarding any subsequent public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby.

12.6	Notices

Any notice required to be given under this Agreement by any Party shall be in writing and shall be deemed to have been given if mailed by prepaid registered mail, sent by email or delivered to the address of the other Party set forth below:

If to the Seller: COWA

Address: [***]

Att: [***]

Email:[***]

If to the Buyer: CARET LLC

Address: [***]

Att: [***]

Email: [***]

12.7	Counterparts

This Agreement may be executed in counterparts and shall be effective when each Party has executed a counterpart.

12.8	Severability

If any of the provisions of this Agreement is found by any competent authority to be void or unenforceable, it shall be deemed to be deleted from this Agreement, and the remaining provisions of this Agreement shall remain in force and effect. Notwithstanding the foregoing, the Parties shall negotiate in good faith in order to agree the terms of a mutually satisfactory provision to be substituted for the provision so found to be void or unenforceable.

12.9	Entire Agreement

The Agreement and its appendices constitute the entire agreement between the Parties on all issues to which the Agreement relates. The contents of this Agreement and its appendices supersede all previous written or oral commitments and undertakings.

12.10	Governing Law

This Agreement and all other issues to which the Agreement relates shall be governed by and construed in all respects by the laws of England and Wales.

12.11	Dispute Resolution

Any dispute arising out of or in connection with this contract, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules are deemed to be incorporated by reference into this Clause. The number of arbitrators shall be one. The seat, or legal place of arbitration shall be England, UK. The Language to be used in the arbitral proceedings shall be English.

13	NON-COMPETE AND NON-SOLICITATION AND RIGHT OF FIRST REFUSAL

13.1	Non-Compete

The Seller covenants and agrees that, for the period of 2 years from the Closing Date (“Restricted Period”), it shall not, and shall procure that its Affiliates shall not, directly or indirectly, whether as principal, shareholder, partner, employee, consultant, or otherwise, carry on, be engaged, concerned or interested in, or assist any other person to carry on, be engaged, concerned or interested in, data centres solely dedicated to the blockchain data processing (“Restricted Business”), within Norway and any other territory the Company operates in at Closing Date (“Restricted Territory”).

15

13.2	Non-Solicitation

The Seller further covenants and agrees that, for the duration of the Restricted Period, it shall not, and shall procure that its Affiliates shall not, directly or indirectly, solicit or entice away, or attempt to solicit or entice away, from the Company or any of its subsidiaries, any person who is, or was at any time during the twelve (12) months prior to Closing, an employee, consultant, or customer of the Company or any of its subsidiaries.

13.3	Reasonableness

The Seller acknowledges and agrees that the restrictions set out in this Clause 13 are reasonable and necessary for the protection of the goodwill and business of the Company and its subsidiaries.

13.4	Severability

If any provision of this Clause 13 is found to be void or unenforceable but would be valid and enforceable if some part of the provision were deleted or the period or area of application reduced, such provision shall apply with such modification as may be necessary to make it valid and enforceable.

13.5	Right of First Refusal

Before entering into any joint venture or partnership or similar arrangement with any third party for a new data centre business of any kind or selling a data centre asset to a third party (“Investment”) in Norway, the Seller shall give the Buyer the opportunity to match the terms provided to that third party and replace the third party in the Investment. The Seller must promptly provide the Buyer with written notice of the key terms of the Investment, the Buyer shall have 30 days to decide whether to enter into the Investment on the same terms and conditions. The right of first refusal provided in this clause shall be subject and subordinate to any existing undertakings of Seller towards the group of companies trading under the name Polar DC.

* * *

[signature page to follow]

16

SCHEDULE 1

VIVOPOWER COMMON SHARES AND CONTINGENT WARRANT ISSUE

I. TRANSACTION AND ACQUISITION OVERVIEW

Term	Detail
Issuer	VivoPower PLC or Nominated Entity (the “Company” or “VivoPower”)
Purchaser	Cowa or Nominated Entity (the “Purchaser” or “Investor”)
Security	Common Shares (the “Common Shares”) and Contingent Warrants (the “Warrants”).
Acquisition Target	Norwegian Crypto Mining Data Center
Acquisition Price (EV)	$41,000,000
Financing Split	$20,500,000 in Cash on Closing $5,000,000 in Cash within 6 months from Closing $5,250,000 in Cash within 12 months from Closing $10,250,000 in Common Shares Warrants as per below terms

II. COMMON SHARE TERMS

Term	Detail
Conversion Feature	VivoPower Common Stock (the “Common Stock”)
Conversion Price	$6.80 per share of Common Stock
Voting Rights	pari passu with other common stock

III. CONTINGENT WARRANT TERMS

Warrant (Blended Price Trigger)

Term	Detail
Reset Trigger Condition	Delivery of an internal report on AI data centre repurposing strategy.
New Warrant Shares Issued	The New Warrants will grant the right to purchase 1,055,147 shares of Common Stock
New Warrant Exercise Price	$0.001 per share (or the lowest permissible nominal value)

IV. GENERAL PROVISIONS

Term	Detail
Governing Law	England and Wales
Registration Rights	Customary demand and piggyback registration rights for the Common Stock issuable upon conversion and exercise
Transfer Restrictions	Customary transfer restrictions on the Common Stock
Documentation	Subject to execution of definitive, mutually acceptable documentation (Share Purchase Agreement, Warrant Agreement, etc.)
Closing	Subject to satisfactory completion of due diligence and customary closing conditions.

17

SCHEDULE 2

Adjustments

[***]

18

SCHEDULE 3

Disclosure Letter

[***]

19

SCHEDULE 4

Form of the Company Share Pledge Agreement

[***]

20

SCHEDULE 5

Form of the Nordland AS Share Pledge Agreement

[***]

21

SCHEDULE 6

Form of the Asset Pledge Agreement

[***]

22

SIGNATURE PAGE

SHARE PURCHASE AGREEMENT:

This Agreement is duly executed by the Parties on 06 January 2026.

COWA

[***]

[***]

Director

[***]

[***]

Director

[***]

[***]

Director

CARET LLC

[***]

[***]

Authorized Signatory

23